UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific (“BSC”), has announced follow-up data supporting excellent long-term safety and efficacy from four of its TAXUS clinical trials.  BSC reported results from TAXUS I (four years), TAXUS II (three years), TAXUS IV (three years), and TAXUS VI (two years).  BSC made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 18, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Tuesday, October 18, 2005

TAXUS CLINICAL TRIAL DATA DEMONSTRATES OUTSTANDING

LONG-TERM SAFETY & EFFICACY RECORD

VANCOUVER, BC and WASHINGTON, DC, October 18, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced follow-up data supporting excellent long-term safety and efficacy from four of its TAXUS clinical trials.  BSC reported results from TAXUS I (four years), TAXUS II (three years), TAXUS IV (three years), and TAXUS VI (two years).  BSC made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

“The TAXUS clinical results reported today are outstanding and demonstrate the long-term safety and efficacy of paclitaxel-eluting stent technology,” said Gregg W. Stone, M.D., Principal Investigator of the TAXUS IV clinical trial and Professor of Medicine, Columbia University Medical Center in New York.  “The TAXUS® stent demonstrates a sustained and robust benefit in all subgroups examined out to three years in TAXUS IV, with no late catch-up apparent.”

“The results from the TAXUS clinical trials announced today demonstrate the consistent and sustained benefits patients are experiencing from this remarkable technology,” said Paul LaViolette, Chief Operating Officer at Boston Scientific.  “When combined with its outstanding deliverability, it is clear that the TAXUS stent system is the premiere drug-eluting stent system on the market today.  With the recent European launch of TAXUS® Liberté™ – the first next-generation drug-eluting stent system – we continue to set the standard for drug-eluting stent technology.”

Impressive Long-Term Safety Data

The TAXUS stent system has now established an outstanding long-term safety record as demonstrated by clinical trial data now reporting out to four years.  TAXUS I, the longest running TAXUS clinical trial to date, reported excellent safety results out to four years with no cases of stent thrombosis, death or myocardial infarction since patient enrollment.  TAXUS II, the first TAXUS clinical trial to evaluate late clinical safety and efficacy outcomes of both the slow- and moderate-release formulations, reported no stent thrombosis from two to three years and a low overall cardiac death rate of 1.6 percent to three years.  TAXUS IV, the United States pivotal trial, reported no new cases of stent thrombosis out to three years and a 1.1 percent cardiac death rate and 2.4 percent myocardial infarction rate from nine months to three years.  TAXUS VI reported one case of stent thrombosis between one and two years with an overall 0.5 percent cardiac death rate.

Excellent long-term efficacy rates

The TAXUS clinical trials have reported excellent long-term efficacy at three- to four-year follow-up as demonstrated by low target lesion revascularization (TLR) rates reported from TAXUS I, TAXUS II, TAXUS IV and TAXUS VI.  There have been no cases of TAXUS TLR for the TAXUS I clinical trial out to four years. The long-term TAXUS II results suggest that the TAXUS stent system stably inhibits restenosis as demonstrated by significant reductions in TLR.  TAXUS II reported no new cases of TLR in the TAXUS stent groups from two to three years with a low overall TLR rate of 5.4 percent in the slow-release formulation and 3.7 percent in the moderate-release formulation, as compared to 15.7 percent in the control group (P=0.0001), resulting in an absolute reduction of 10.3 percent versus control for the slow-release formulation and a 12 percent absolute reduction versus control for the moderate-release formulation.  TAXUS IV featured markedly reduced restenosis resulting in lower rates of bypass graft surgery and repeat percutaneous interventions.

The three-year TLR rate for TAXUS IV was 6.9 percent for the TAXUS stent group, as compared to 18.6 percent for the control group (P<0.0001), resulting in an absolute reduction of 11.7 percent versus control.  In TAXUS VI, which used the moderate-release formulation, patients in the TAXUS stent group experienced a 54 percent reduction in TLR out to two years.  The overall TLR rate in the TAXUS stent group of TAXUS VI was 9.7 percent, as compared to 21 percent for the control group out to two years (P=0.0013).  TAXUS IV and TAXUS VI are studying a more complex patient population than TAXUS I and TAXUS II.

The TAXUS I trial is a randomized, double-blind, multi-center, feasibility study designed to assess safety of BSC’s slow-release drug-eluting stent platform.  The trial was conducted at three centers in Germany and enrolled 61 patients.  The TAXUS II trial is a 536-patient, 15-country, randomized, double-blind, controlled study of the safety and efficacy of a TAXUS paclitaxel-eluting coronary stent, in which two sequential cohorts of patients with standard risk, de novo coronary artery lesions were treated with different dose formulations.  TAXUS IV is a randomized, double-blind pivotal trial designed to assess the safety and efficacy of a paclitaxel-eluting coronary stent system in reducing restenosis in de novo lesions 10 – 28 mm in length and 2.5 – 3.75 mm in diameter.  The study enrolled 1,326 patients at 73 sites in the United States.  The TAXUS VI trial is studying 448 patients with complex coronary artery disease at 44 sites.  It is designed to establish the safety and efficacy of the moderate-release formulation TAXUS stent in the treatment of longer lesions.  The TAXUS Express2 moderate-release paclitaxel-eluting stent is not approved for commercial distribution.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354, Email: wendyc@wagged.com